                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                            (Amendment No. ______)*

                               SUCCESSORIES, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   0008645911
-------------------------------------------------------------------------------
                                 (CUSIP Number)

                            J. David Washburn, Esq.
                                 Arter & Hadden
                          1717 Main Street, Suite 4100
                       Dallas, Texas 75201 (214) 761-4309
-------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 July 16, 1997
-------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

         Check the following box if a fee is being paid with this Statement. [ ] (A fee is not required only if the Reporting Person: (1) has a previous statement on file reporting beneficial ownership of more than five percent (5%) of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent
(5%) of such class.) (See Rule 13d-7.)

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 20038K109                                     13D


(1)      Name of Reporting Person                                            Infinity Investors Limited
         I.R.S. Identification                                                                      N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                           (a)[X]
         Member of a Group*                                                                       (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                            WC

(5)      Check Box if Disclosure of Legal                                                            [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                        Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                      0
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                    0
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                 0
                                                     Power
               with:
                                            (10)     Shared Dispositive                               0
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                          0
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                        [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                           0.0%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                   CO

*        SEE INSTRUCTIONS

CUSIP No. 20038K109                                     13D


(1)      Name of Reporting Person                                             Seacrest Capital Limited
         I.R.S. Identification                                                                     N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                          (a){X]
         Member of a Group*                                                                      (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                           WC

(5)      Check Box if Disclosure of Legal                                                           [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                       Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                     0
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                   0
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                                0
                                                     Power
               with:
                                            (10)     Shared Dispositive                              0
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                         0
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                       [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                          0.0%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                  CO


*         SEE INSTRUCTIONS

CUSIP No. 20038K109                                     13D


(1)      Name of Reporting Person                                            Fairway Capital Limited
         I.R.S. Identification                                                                   N/A
         No. of Above Person

(2)      Check the Appropriate Box if a                                                        (a){X]
         Member of a Group*                                                                    (b)[ ]

(3)      SEC Use Only

(4)      Source of Funds*                                                                         WC

(5)      Check Box if Disclosure of Legal                                                         [ ]
         Proceedings is Required Pursuant
         to Items 2(d) or 2(e)

(6)      Citizenship or Place of Organization                                     Nevis, West Indies

         Number of Shares                   (7)      Sole Voting                                   0
                                                     Power
            Beneficially
                                            (8)      Shared Voting                                 0
          Owned by Each                              Power

         Reporting Person                   (9)      Sole Dispositive                              0
                                                     Power
               with:
                                            (10)     Shared Dispositive                            0
                                                     Power

(11)     Aggregate Amount Beneficially Owned                                                       0
         by Each Reporting Person

(12)     Check Box if the Aggregate Amount in                                                     [ ]
         Row (11) Excludes Certain Shares*

(13)     Percent of Class Represented by                                                        0.0%
         Amount in Row (11)

(14)     Type of Reporting Person*                                                                CO


*         SEE INSTRUCTIONS

                                  SCHEDULE 13D
                          Filed Pursuant to Rule 13d-1


1.       SECURITY AND ISSUER.

         This Statement on Schedule 13D (this "Statement") relates to the common stock, $.01 par value per share (the "Common Stock"), of Successories, Inc., an Illinois corporation, which has its principal executive offices located at 919 Springer Drive, Lombard, Illinois 60148 (the "Issuer").

2.       IDENTITY AND BACKGROUND.

         Group Filing      Pursuant to rule 13d-1(f)(1) promulgated under the
         Only              Securities Exchange Act of 1934, as amended (the
                           "Exchange Act"), this Statement is filed jointly by Infinity Investors Limited, a Nevis, West Indies business corporation ("Infinity"), (ii) Seacrest
                           Capital Limited, a Nevis, West Indies business corporation ("Seacrest") and (iii) Fairway Capital
                           Limited, a Nevis, West Indies business corporation
                           ("Fairway" and collectively with Infinity and Seacrest, the "Reporting Persons") as a "group" as such term is used in Rule 13d-5 of the Exchange Act.
                           However, each of such Reporting Persons expressly states that it is included in this Statement solely for the purpose of presenting information with respect to the ownership of the Common Stock of the Issuer and disclaims any knowledge as to any statements made herein by or on behalf of the other
                           Reporting Persons. Each of the Reporting persons disclaims beneficial ownership of the shares of Common Stock held (or acquirable upon exercise of derivative securities held, if any) by the other
                           Reporting Persons pursuant to Rule 13d-4 of the Exchange Act. The Reporting Persons have included as
                           Exhibit 99.1 to this Statement an agreement in writing that this Statement is filed on behalf of each of them.

         (a) - (c)         Each  of  the  Reporting  Persons  is  principally
         and (f)           engaged in the business of acquiring, holding,
                           selling, trading, exchanging or otherwise investing in securities and other financial assets. The principal business and principal office address of each of the Reporting Persons is located at Memorial
                           Square, P. O. Box 556, Charleston, Nevis, West
                           Indies. The mailing address of each of the Reporting
                           Persons is 27 Wellington Street, Cork, Ireland. The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Infinity, if any, (and the executive officers and directors of any entity which could be deemed ultimately in control of Infinity) are set forth on Schedule 1 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Infinity Individuals."
                           The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Seacrest, if any, (and the executive officers and directors of the entity which could be deemed ultimately in control of Seacrest) are set forth on Schedule 2 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Seacrest Individuals." The name, citizenship (or place of organization, as applicable), business address, present principal occupation or employment of each of the executive officers, directors and persons who may be deemed in control of Fairway, if any, (and the executive officers and directors of the entity which could be deemed ultimately in control of Fairway) are set forth on Schedule 3 attached hereto and incorporated herein by reference. Such persons are collectively referred to herein as the "Fairway Individuals" and collectively with the Infinity Individuals and the Seacrest Individuals, the "Individuals."

         (d) - (e)         During the last five (5) years, none of the
                           Reporting Persons nor any of the Individuals has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) and none of the Reporting Persons nor any of the Individuals is a party to a civil proceeding of a judicial or administrative body of competent jurisdiction such that, as a result of such proceeding, any of the Reporting Persons or any of the Individuals was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

3.       SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As described in further detail in the paragraphs below, effective July 16, 1997, the Reporting Persons, as a group, acquired 905,666 shares of Common Stock (the "Conversion Shares") directly from the Issuer in connection with the conversion of an aggregate of 989 shares of Series B Cumulative Convertible Preferred Stock, par value $100 per share, of the Issuer (the "Series B Stock") issued by the Issuer to the Reporting Persons on December 17, 1996. On such date, the Issuer issued and sold 970 shares of Series B Preferred Stock to Infinity and 242 shares of Series B Preferred Stock to Seacrest for an aggregate purchase price of $4,001,650 and $998,350, respectively. The funds used to acquire the Series B Stock were derived from the separate working capital accounts of each of the Reporting Persons. Pursuant to the terms of the applicable subscription documents, Infinity transferred 242 shares of Series B Stock to Fairway effective January 1, 1997.

         Pursuant to the terms of that Statement of Resolution Establishing Series of Preferred Stock of the Issuer filed with the Secretary of State of the State of Illinois on December 17, 1996 (the "Certificate of Designation"), the Series B Stock is convertible, at the option of the holder, into shares of Common Stock based upon a conversion price determinable by reference to a formula contained in such Certificate of Designation which is affected by the market price of the Common Stock as of specified dates. Notwithstanding the foregoing, however, the Series B Stock was not convertible at any time for any number of shares of Common Stock in excess of that number which would render the Reporting Persons the beneficial owner of 4.99% or more of the then issued and outstanding shares of Common Stock of the Issuer (the "Ownership Cap").

         Effective July 16, 1997, the Issuer agreed to waive the Ownership Cap with respect to the shares of Series B Stock held by the Reporting Persons which then remained unconverted. As a result, effective July 16, 1997 the Reporting Persons converted an aggregate of 989 shares of the Series B Stock at a conversion price of $5.46 per share and acquired 905,666 shares of Common Stock thereby. After the conversion, the Reporting Persons retained a total of 92 shares of Series B Stock. Accordingly, pursuant to Rule 13d-3(d)(1) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons became the beneficial owners of 989,916 shares of Common Stock, or approximately 16.9% of the outstanding Common Stock of the Issuer (based on 5,774,843 shares of Common Stock outstanding at May 27,
         1997) immediately upon waiver of the Ownership Cap. Specifically, the Reporting Persons held 905,666 shares of Common Stock directly and could be deemed to beneficially own an additional 84,250 shares of Common Stock acquirable upon exercise of the remaining Series B Stock.

         Thereafter, on July 16, 1997, the Reporting Persons disposed of 905,666 shares of Common Stock in a single privately negotiated transaction at an average price of $5.4738 per share or an aggregate sales price of approximately $4,957,000. In addition, effective July 16, 1997, the Reporting Persons sold the remaining 92 shares of Series B Stock remaining unconverted back to the Issuer for a price of $5.00 per share or an aggregate sales price of $460,000. As a result, the Reporting Persons held no shares of Common Stock (and no derivative securities convertible, exchangeable or exercisable into Common Stock) on the date hereof.

4.       PURPOSE OF TRANSACTION.

         The Reporting Person acquired the Series B Stock and the underlying Conversion Shares from the Issuer for investment purposes only. Although the Reporting Person has no present intention to acquire any additional shares of Common Stock of the Issuer, it may, based upon a number of factors, including the Reporting Person's evaluation of the Issuer's business prospects and financial condition, the market for the Issuer's shares, general economic and stock market conditions and other investment opportunities, acquire additional shares of Common Stock of the Issuer.

         The Reporting Person has no present plans to cause the Issuer to engage in any extraordinary corporate transactions; to effect any change of the Issuer's management or its directors, business, corporate structure, capitalization, dividend policy, Certificate of Incorporation or Bylaws; or to delete, delist or terminate the registration of any securities of the Issuer.

5.       INTEREST IN SECURITIES OF THE ISSUER.

         (a) Immediately upon the Issuer's waiver of the Ownership Cap as described in Item 3 above (July 16, 1997) the aggregate number of shares of Common Stock which may be deemed to have been beneficially owned by the Reporting Persons, as a group, as of such date was 989,916 shares (of which an aggregate of 84,250 shares of Common Stock were acquirable upon exercise of the remaining Series B Stock) constituting approximately 16.9% of the outstanding Common Stock of the Issuer (based on 5,774,843 shares of Common Stock outstanding at May 27, 1997 pursuant to information received from the Issuer).

         (b) Individually, and without reference to the "group" described above, Infinity, Seacrest and Fairway may have been deemed to be the beneficial owners of 593,950 (of which 50,550 shares were acquirable upon exercise of the Series B Stock), 197,983 (of which 16,850 shares were acquirable upon exercise of the Series B Stock) and 197,983 (of which 16,850 shares were acquirable upon exercise of the Series B Stock) shares of Common Stock, respectively, upon waiver of the Ownership Cap. Accordingly, based upon information received from the Issuer, Infinity, Seacrest and Fairway could have been deemed to be the beneficial owners of 10.2%, 3.4% and 3.4%, respectively, of the outstanding Common Stock of the Issuer.

         (c) During the sixty (60) days prior to the waiver of the Ownership Cap, the Reporting Persons effected the following additional transactions in the shares of Common Stock of the Issuer.

                                                    Reporting Person
                                          ----------------------------------   Average
 Date                 Transaction         Infinity      Seacrest     Fairway  Price/Share      Amount
 ----                 -----------         --------      --------     -------  -----------    ----------
5/19/97              Market Sale             300           100          100      5.875         2,937.50
5/20/97              Market Sale          12,000         4,000        4,000      5.825       116,500.00
5/21/97              Short Sale(A)         1,500           500          500      5.75         14,375.00
5/22/97            Market Purchase(A)      1,500           500          500      5.75         14,375.00
6/09/97              Private Sale         22,500         7,500        7,500      5.73        214,875.00

         (d)       Not applicable.

         (e) The Reporting Person ceased to be the owner of more than five percent (5%) of the Common Stock of the Issuer on July 16, 1996.

6. CONTRACTS, ARRANGEMENTS, OR UNDERSTANDINGS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Reporting Person has no other contracts, arrangements, understandings, or relationships with any person with respect to any securities of the issuer.

7.       MATERIAL TO BE FILED AS EXHIBITS.

       Exhibit No.                   Exhibit
       -----------                   -------

         99.1 Joint Filing Agreement, dated July 30, 1997, between Infinity Investors Limited, Seacrest Capital Limited and Fairway Capital Limited

                                   SIGNATURE

         After reasonable inquiry, I certify that to the best of my knowledge and belief the information set forth in this Statement is true, complete and correct.

Date:  July 30, 1997

                                          INFINITY INVESTORS LIMITED


                                          By:   /s/ James A. Loughran
                                             ------------------------
                                             James A. Loughran
                                             Director

                                          SEACREST CAPITAL LIMITED


                                          By:   /s/ James E. Martin
                                             ------------------------
                                             James E. Martin
                                             President

                                          FAIRWAY CAPITAL LIMITED


                                          By:   /s/ James E. Martin
                                             ------------------------
                                             James E. Martin
                                             President

                    Attention: Intentional misstatements or
                      omissions of fact constitute federal
                   criminal violations (see 18 U.S. C. 1001).

                                   SCHEDULE 1

                             INFORMATION REGARDING
                           INFINITY INVESTORS LIMITED


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Infinity Investors Limited ("Infinity").

NAME AND CITIZENSHIP OR                                         PRESENT PRINCIPAL OCCUPATION           POSITION WITH
 PLACE OF ORGANIZATION          BUSINESS ADDRESS                    OR EMPLOYMENT                    REPORTING PERSON
 ---------------------          ----------------                    -------------                    ----------------
Cofides S.A.*                   P. O. Box 556                    Nevis business corporation          Vice President and
(Nevis, West Indies             Charlestown, Nevis,              which serves as fiduciary of        Director
                                West Indies                      various entities

James A. Loughran               38 Hertford Street               Lawyer                              Director
(Irish)                         London, England
                                W1Y 7TG

James E. Martin                 38 Hertford Street               Accountant                          Director
(British)                       London, England
                                W1Y 7TG

SECORP Limited                  38 Hertford Street               British corporation which           Secretary
(Nevis, West Indies)            London, England                  serves as the Secretary of
                                W1Y 7TG                          various entities

Margareta Hedstrom              37 Shepherd Street               Business Executive                  President and
(Swedish)                       London, England                                                      Treasurer
                                W1Y 7LH


* The members of the Board of Directors of Cofides S.A. are Ashly Bolt & Co. Ltd. and Margareta Hedstrom.

         Infinity advises that no persons and/or organizations control Infinity (either individually or as a group) as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended.

                                   SCHEDULE 2

                             INFORMATION REGARDING
                            SEACREST CAPITAL LIMITED


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Seacrest Capital Limited ("Seacrest").

   NAME AND CITIZENSHIP OR                                          PRESENT PRINCIPAL                POSITION WITH
    PLACE OF ORGANIZATION          BUSINESS ADDRESS              OCCUPATION OR EMPLOYMENT           REPORTING PERSON
----------------------------    ------------------------         ------------------------           ----------------
James E. Martin                 38 Hertford Street               Accountant                          President
(British)                       London, England
                                W1Y 7TG

SECORP Limited                  38 Hertford Street               British corporation which           Secretary
(Nevis, West Indies)            London, England                  serves as the Secretary of
                                W1Y 7TG                          various entities

Parchmore Incorporation*        80 Broad Street                  Liberian corporation which          Director
(Liberia)                       Monrovia                         serves as the Director of
                                Liberia                          various entities


* The director of Parchmore Incorporation is Wendover Limited, National Bank Building, Nevis, West Indies.

         Seacrest advises that Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial") owns 75% of the equity interests of the sole general partner (the "GP Entity") of a limited partnership which owns 100% of the outstanding equity interests of Seacrest. As a result, Hunt Financial may be deemed in control of Seacrest as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended. The remaining 25% of the equity interests in the GP Entity are held by John A.
(Pete) Bricker, Jr., an individual resident of the State of Texas. Hunt Financial has informed Seacrest that the general partner of Hunt Financial is Hunt Financial Group, L.L.C., a Delaware limited liability company, whose Board of Managers consists of J. R. Holland, Jr., Clark K. Hunt and Lamar Hunt, each an individual resident in the State of Texas.

                                   SCHEDULE 3

                             INFORMATION REGARDING
                            FAIRWAY CAPITAL LIMITED


         Set forth below is the name, citizenship (or place of organization, as applicable), business address and present principal occupation or employment of each director and executive officer of Fairway Capital Limited ("Fairway").

NAME AND CITIZENSHIP OR                                          PRESENT PRINCIPAL              POSITION WITH
 PLACE OF ORGANIZATION          BUSINESS ADDRESS             OCCUPATION OR EMPLOYMENT          REPORTING PERSON
-----------------------         ----------------             ------------------------          ----------------
James E. Martin                 38 Hertford Street               Accountant                     President
(British)                       London, England
                                W1Y 7TG

Cofides S.A.*                   P. O. Box 556                    Nevis business corporation     Vice President and
(Nevis, West Indies             Charlestown, Nevis,              which serves as fiduciary of   Director
                                West Indies                      various entities


* The members of the Board of Directors of Cofides S.A. are Ashly Bolt & Co. Ltd. and Margareta Hedstrom.

         Fairway advises that Hunt Financial Partners, L.P., a Texas limited partnership ("Hunt Financial") owns 33A% of the sole general partner (the "GP Entity") of a limited partnership which owns 100% of the outstanding equity interests of Fairway. The remaining equity interests in the GP Entity are held 33A% by Fojtasek Capital, Ltd., a Texas limited partnership ("Fojtasek") and 33A% by The Sienna Trust, a Jersey, Channel Islands trust ("Sienna"). As a result, Hunt Financial, together with Fojtasek and Sienna, may be deemed in control of Fairway as that term is used in Instruction C to Rule 13d-101 promulgated under the Securities Exchange Act of 1934, as amended. Hunt Financial has informed Fairway that the general partner of Hunt Financial is Hunt Financial Group, L.L.C., a Delaware limited liability company, whose Board of Managers consists of J. R. Holland, Jr., Clark K. Hunt and Lamar Hunt, each an individual resident in the State of Texas. Fojtasek has informed Fairway that the general partner of Fojtasek is Randall Fojtasek, an individual resident in the State of Texas. Sienna has informed Fairway that the Trustee of Sienna is Europlan.

                                                 INDEX TO EXHIBITS


      Exhibit No.             Exhibit
      -----------             -------
         99.1      Joint Filing Agreement, dated July 30, 1997, between
                   Infinity Investors Limited, Seacrest Capital Limited and
                   Fairway Capital Limited